

Mail Stop 3030

December 23, 2009

VIA U.S. MAIL and FACSIMILE

Mr. Robert D. Shallish, Jr.
Chief Financial Officer
CONMED Corporation
525 French Road
Utica, NY 13502

> **RE:** **CONMED Corporation**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed February 24, 2009**
> **Form 10-Q for the fiscal quarter ended September 30, 2009**
> **File No. 000-16093**

Dear Mr. Shallish:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2008

General

1. In future flings please include the information required by Item 201(d) of
    Regulation S-K.

Liquidity and Capital Resources, page 48

Restructuring, page 51

2.   We see that you implemented a restructuring plan during 2008, which has
        extended into 2009. In future filings please provide quantified disclosure of the
        expected cost savings from the exit plans and identify the period when you expect
        to first realize those benefits. For guidance on MD&A disclosures about exit
        plans, please refer to SAB Topic 5-P.

Item 11. Executive Compensation, page 56

Compensation Discussion and Analysis, page 16 of Definitive Proxy Statement on
Schedule 14A

3. We note that you have identified some of the companies in the designated peer
    group of companies that the Compensation Committee reviews compensation of
    in determining compensation. In future filings, please identify all companies in
    the designated peer group. Please refer to Item 402(b)(2)(xiv) of Regulation S-K
    and Regulation S-K Compliance and Disclosure Interpretation 118.05.

4. We refer to your disclosure under the caption "Equity Compensation" on page 18
    of the proxy statement that you have incorporated by reference into your Form
    10-K. We note minimal, if any, discussion and analysis as to how the SAR and
    RSU grants were determined. In your future filings, as applicable, please include
    substantive analysis and insight into how your Compensation Committee made its
    SAR and RSU grant determinations with respect to each named executive officer.
    Refer to subparagraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K. For
    example, please discuss and analyze how the Compensation Committee
    determined the actual number of shares underlying the SARs and RSUs granted to
    your named executive officers and how and why those awards varied among the
    named executive officers.

Form 10-Q for the fiscal quarter ended September 30, 2009

Note 2 Interim Financial Information, page 4

5. In future quarterly filings please provided an affirmative statement that the interim financial statements include all adjustments that, in the opinion of management, are necessary in order to make the financial statements not misleading. Refer to instruction 2 to Rule 10-01(b)(8) of Regulation S-X.

Note 7 Goodwill and Intangible Assets, page 8

6. We see that you present accumulated impairment losses as a deduction from the gross amount of goodwill. Since goodwill impairment losses create a new accounting basis, please tell us why the accumulated impairment losses should not be netted with the goodwill balance for purposes of this disclosure. Refer to FASB ASC 350-20-35-12.

Critical Accounting Estimates, page 22

Goodwill and Intangible Assets, page 23

7. It appears as though your reporting units may have a fair value that is not substantially in excess of carrying value. In future filings, to the extent applicable, please include the following disclosures in future filings for each reporting unit that is at risk of failing step one of the goodwill impairment test:

· Percentage by which fair value exceeded carrying value as of the date of the most recent test;

· Amount of goodwill allocated to the reporting unit;

· Description of the methods and key assumptions used and how the key assumptions were determined;

· Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

· Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Results of Operations, page 26

8. We note that your discussions of the decrease in revenues for the three and nine months ended September 30, 2009 focus on quantifying the underlying changes. In future filings, please also provide qualitative disclosure of the principal reasons for the fluctuations in components of revenues.

* * * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jeanne Bennett, Staff Accountant, at (202) 551-3606 or me at (202) 551-3664 if you have questions regarding comments on the financial statements and related matters. Please contact Allicia Lam at (202) 551-3316 or Daniel Morris, Special Counsel, at (202) 551-3314 if you have any other questions.

Sincerely,

Kristin Lochhead
Review Accountant